

Mail Stop 4561

January 9, 2017

Greg Schott
Chairman and Chief Executive Officer
MuleSoft, Inc.
77 Geary Street, Suite 400
San Francisco, California 94108

> **Re: MuleSoft, Inc.**
> **Amendment No. 1 to Draft Registration Statement on Form S-1**
> **Submitted December 22, 2016**
> **CIK No. 0001374684**

Dear Mr. Schott:

We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Prospectus Summary, page 1

1.   We note your response to prior comment 4. It may not be appropriate to selectively identify examples solely on the basis of name recognition, and the inclusion of these well-known company names in your summary could suggest that their products are the most frequently used data inputs by your customers. As such, please provide a quantitative basis for including SAP and Salesforce as examples of data inputs in your prospectus summary. To the extent you have not used objective criteria to select the examples you disclose, please consider removing them from your summary. We would not object to the continued inclusion of these companies in your Business disclosure, so long as clarifying disclosure is added regarding how these examples were selected.

Risk Factors

"Interruptions or performance problems associated with our technology…," page 14

2.   You advise in your response to prior comment 8 that you believe your business is not substantially dependent on your agreements with AWS, in part because there are other companies that could provide substantially similar services as those provided by AWS. Please advise whether the services available from other providers could be obtained on similar commercial terms to the terms you have in place with AWS. Tell us also whether it would cause substantial harm to the company if you were required to transition to another cloud infrastructure provider.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Key Metrics, page 57

3.   You state in your response to prior comment 10 that you do not consider or monitor metrics relating to computing capacity, revenue per unit of computing capacity or computing capacity per customer as a "key metric." While you may not consider these to be key performance indicators, please clarify whether you monitor any of these metrics in managing your business.

Management

Committees of Our Board of Directors

Audit Committee, page 100

4.   You disclose that Ms. Winblad is the managing director of the general partners of the HWVP Entities and the beneficial owner of approximately 15.9% of your outstanding shares. You disclose further that she is a member of your audit committee. Please provide us with your analysis in support of the board's determination that Ms. Winblad will satisfy the requirements for independence applicable to audit committee members under the rules of the stock exchange on which you plan to list and the Commission. In this regard, explain how you concluded Ms. Winblad is independent for the purposes of Exchange Act Rule 10A-3(b)(1).

Notes to Consolidated Financial Statements

Note 8. Stock Option Plan, page F-27

5.   Please describe for us the significant factors that contributed to the increase in the deemed fair value per share of your common stock from $7.28 for the June 16, 2016 option grant to $9.72 as used in conjunction with the July 2016 Tender Offer. Include in

your response any intervening events within the company or changes in your valuation assumptions or methodology that contributed to a 34% increase in valuation.

You may contact Frank Knapp, Staff Accountant, at (202) 551-3805 or Kathleen Collins, Accounting Branch Chief, at (202) 551-3499 if you have questions regarding comments on the financial statements and related matters. If you have any other questions, please contact Ji Shin, Attorney-Advisor, at (202) 551-3579, or in her absence, me at (202) 551-3483.

Sincerely,

/s/ Katherine Wray

Katherine Wray
Attorney-Advisor
Office of Information
Technologies and Services

cc: Jon C. Avina, Esq.
        Wilson Sonsini Goodrich & Rosati